Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna announces first quarter results

AURORA, ON, May 1, 2008 - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2008.

    <<
    -------------------------------------------------------------------------
                                                        THREE MONTHS ENDED
                                                    -------------------------
                                                      March 31,     March 31,
                                                        2008          2007
                                                    ------------ ------------

    Sales                                           $     6,622  $     6,423

    Operating income                                $       286  $       305

    Net income                                      $       207  $       218

    Diluted earnings per share                      $      1.78  $      1.96

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
             except per share figures, which are in U.S. dollars.
    -------------------------------------------------------------------------
    >>

    We posted sales of $6.6 billion for the first quarter ended March 31, 2008, an increase of 3% over the first quarter of 2007. This higher sales level was achieved as a result of increases in European and Rest of World production sales, offset in part by reductions in North American production sales, complete vehicle assembly sales, and tooling, engineering and other sales.
    During the first quarter of 2008, North American and European average dollar content per vehicle increased 5% and 21%, respectively, over the comparable period in 2007. Also, during the first quarter of 2008, North American vehicle production declined 9% and European vehicle production declined 1%, each compared to the first quarter of 2007.
    Complete vehicle assembly sales decreased 2% to $1.09 billion for the first quarter of 2008 compared to $1.10 billion for the first quarter of 2007 and complete vehicle assembly volumes declined 28% to 43,546 units.
    During the first quarter of 2008, operating income was $286 million, net income was $207 million and diluted earnings per share were $1.78. Operating income decreased $19 million, net income decreased $11 million, and diluted earnings per share decreased $0.18, each compared to the first quarter of 2007.
    During the three months ended March 31, 2008, we generated cash from operations before changes in non-cash operating assets and liabilities of $442 million, and invested $218 million in non-cash operating assets and liabilities. Total investment activities for the first quarter of 2008 were $168 million, including $128 million in fixed asset additions, a $32 million increase in investments and other assets, and $8 million to purchase subsidiaries.
    Pursuant to the terms of our normal course issuer bid program, during the first quarter of 2008, we purchased for cancellation 1.6 million Class A Subordinate Voting Shares for cash consideration of $111 million.
    A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2008 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDENDS
    ---------
    Yesterday, our Board of Directors declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended March 31, 2008. The dividend of U.S. $0.36 per share is payable on June 16, 2008 to shareholders of record on May 30, 2008.

    2008 OUTLOOK
    ------------
    For the full year 2008, we expect consolidated sales to be between $25.5 billion and $26.8 billion, based on full year 2008 light vehicle production volumes of approximately 14.2 million units in North America and approximately 15.6 million units in Europe. Full year 2008 average dollar content per vehicle is expected to be between $845 and $875 in North America and between $485 and $510 in Europe. We expect full year 2008 complete vehicle assembly sales to be between $3.9 billion and $4.2 billion.
    In addition, we expect that full year 2008 spending for fixed assets will be in the range of $900 million to $950 million.
    This 2008 outlook assumes no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 238 manufacturing operations and 60 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Thursday, May 1, 2008 at 1:30 p.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-763-5615. The number for overseas callers is 1-212-231-2903. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please call Karin Kaminski at
    905-726-7103.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------


    MAGNA INTERNATIONAL INC.

    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in our 2007 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at April 30, 2008.

    OVERVIEW
    -------------------------------------------------------------------------

    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2008, we had 238 manufacturing divisions and 60 product development and engineering centres in 23 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During the first quarter of 2008, we posted sales of $6.6 billion, an increase of 3% over the first quarter of 2007. This higher sales level was achieved as a result of increases in our European and Rest of World production sales offset in part by reductions in our North American production sales, complete vehicle assembly sales and tooling, engineering and other sales. During the first quarter of 2008, North American and European average dollar content per vehicle increased 5% and 21%, respectively, over the first quarter of 2007, while North American and European vehicle production declined 9% and 1%, respectively, each compared to the first quarter of 2007.
    During the first quarter of 2008 our largest OEM customers in North America continued to reduce vehicle production levels compared to the first quarter of 2007. While overall North American vehicle production volumes declined 9% in the first quarter of 2008 compared to the first quarter of 2007, General Motors ("GM") and Chrysler vehicle production declined by 16% and 14%, respectively.
    The production declines in the first quarter of 2008 reflect a number of factors that impacted our largest customers in North America. In particular, GM experienced production interruptions due to part shortages caused by labour disruptions at American Axle & Manufacturing, declining market share, high inventory levels on certain vehicles, and a shift in consumer preferences away from certain light trucks. The lower production levels at our largest OEM customers negatively impacted our sales and earnings, as our content on a number of these programs is higher than our consolidated average dollar content per vehicle in North America.
    Operating income for the first quarter of 2008 decreased 6% or $19 million to $286 million from $305 million for the first quarter of 2007. The decrease in operating income was primarily due to decreased margins earned as a result of lower production volumes on certain programs in North America, decreased margins earned on lower volumes for certain assembly programs, an additional impairment of our investments in asset-backed commercial paper ("ABCP"), (see "Cash Resources" section below), launch costs incurred at certain facilities in preparation for programs that will launch during or subsequent to 2008, as well as incremental customer price concessions. These factors were partially offset by additional margins earned on the launch of new programs during or subsequent to the first quarter of 2007, an increase in margin due to the currency translation, and productivity improvements at certain divisions.
    Net income for the first quarter of 2008 decreased 5% or $11 million to $207 million from $218 million for the first quarter of 2007. The decrease in net income was a result of the decrease in operating income partially offset by lower income taxes.
    Diluted earnings per share for the first quarter of 2008 decreased 9% or $0.18 to $1.78 from $1.96 for the first quarter of 2007 as a result of the decrease in net income combined with an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was primarily due to the Class A Subordinate Voting Shares issued in 2007 in connection with the court-approved plan of arrangement (the "Arrangement") whereby OJSC Russian Machines, a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna. This increase was partially offset by the purchase and cancellation of Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid ("SIB"), which was fully completed in 2007, as well as our ongoing Normal Course Issuer Bid ("NCIB").

    CAPITAL TRANSACTIONS
    -------------------------------------------------------------------------

    On November 12, 2007, we commenced an NCIB to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 9 million of our Class A Subordinate Voting Shares. As at March 31, 2008, we had purchased for cancellation approximately 4.1 million Class A Subordinate Voting Shares for an aggregate purchase price of $318 million, of which 1.6 million shares were purchased during the first quarter of 2008 for an aggregate purchase price of $111 million. The NCIB will expire on November 11, 2008, unless extended by us prior to that time.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.
    The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, remain substantially unchanged in respect of the first quarter ended March 31, 2008.

    <<
    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange
                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                            0.997        0.854       +  17%
    1 euro equals U.S. dollars               1.499        1.311       +  14%
    1 British pound equals U.S. dollars      1.979        1.954       +   1%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2008 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    <<
    Sales
                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                          3.487        3.829       -   9%
      Europe                                 4.196        4.249       -   1%
    -------------------------------------------------------------------------

    Average Dollar Content
     Per Vehicle
      North America                    $       874  $       832       +   5%
      Europe                           $       473  $       390       +  21%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                  $     3,049  $     3,187       -   4%
        Europe                               1,985        1,657       +  20%
        Rest of World                          121           87       +  39%
      Complete Vehicle Assembly              1,086        1,104       -   2%
      Tooling, Engineering and Other           381          388       -   2%
    -------------------------------------------------------------------------
    Total Sales                        $     6,622  $     6,423       +   3%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 4% or $138 million to $3.05 billion for the first quarter of 2008 compared to $3.19 billion for the first quarter of 2007. This decrease in production sales reflects a 9% decrease in North American vehicle production volumes partially offset by a 5% increase in our North American average dollar content per vehicle. More importantly, during the first quarter of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the first quarter of 2007. While North American vehicle production volumes declined 9% in the first quarter of 2008 compared to the first quarter of 2007, GM and Chrysler vehicle production declined 16% and 14%, respectively.
    Our average dollar content per vehicle grew by 5% or $42 to $874 for the first quarter of 2008 compared to $832 for the first quarter of 2007 primarily as a result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange our average dollar content per vehicle decreased primarily as a result of:

    <<
    - the impact of lower production and/or content on certain programs, including:
        -   GM's full-sized pickups;
        -   the Ford Expedition and Lincoln Navigator;
        -   the Hummer H3;
        -   the Chevrolet Trailblazer, GMC Envoy and Buick Rainier; and
        -   the Dodge Nitro;
    - programs that ended production during or subsequent to the first quarter of 2007, including:
        -   the Chrysler Pacifica; and
        -   the Saturn ION; and
        -   incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the first quarter of 2007, including:
        -   the Dodge Journey;
        -   the Buick Enclave;
        -   the Ford Escape, Mercury Mariner and Mazda Tribute;
        -   the Jeep Liberty; and
        -   the Cadillac CTS; and
    -   increased production and/or content on certain programs, including:
        -   the BMW X5;
        -   the Chrysler 300 and 300C, and Dodge Charger and Magnum;
        -   the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
        -   the Ford Fusion, Mercury Milan and Lincoln MKZ;
        -   GM's full-sized sport utility vehicles; and
        -   the Ford Edge and Lincoln MKX.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 20% or $328 million to $1.99 billion for the first quarter of 2008 compared to $1.66 billion for the first quarter of 2007. This increase in production sales reflects a 21% increase in our European average dollar content per vehicle partially offset by a 1% decrease in European vehicle production volumes.
    Our average dollar content per vehicle grew by 21% or $83 to $473 for the first quarter of 2008 compared to $390 for the first quarter of 2007, primarily as a result of:

    <<
    - an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar;
    - the launch of new programs during or subsequent to the first quarter of 2007, including:
        -   the Mercedes-Benz C-Class;
        -   the MINI Clubman; and
        -   the Volkswagen Tiguan;
    -   increased production and/or content on certain programs, including
        -   the smart fortwo;
        -   the Volkswagen Transporter/Multivan;
        -   the Porsche Cayenne and Volkswagen Touareg;
        -   the BMW 1-Series and 1-Series Coupe/Convertible; and
        -   the Volkswagen Caddy.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the MINI Cooper;
    - programs that ended production during or subsequent to the first quarter of 2007, including the Chrysler Voyager;
    - the sale of certain facilities during or subsequent to the first quarter of 2007; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 39% or $34 million to $121 million for the first quarter of 2008 compared to $87 million for the first quarter of 2007. The increase in production sales is primarily as a result of:

    - the launch of new programs during or subsequent to the first quarter of 2007 in South Africa, China and Korea;
    - increased production and/or content on certain programs in China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales    $     1,086  $     1,104       -   2%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class,
         and Saab 9(3) Convertible          32,881       38,237       -  14%
      Value-Added:
        Jeep Grand Cherokee, Chrysler
         300, Chrysler Voyager, and
         Jeep Commander                     10,665       22,532       -  53%
    -------------------------------------------------------------------------
                                            43,546       60,769       -  28%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 2% or $18 million to $1.09 billion for the first quarter of 2008 compared to $1.10 billion for the first quarter of 2007 while assembly volumes decreased 28% or 17,223 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007; and
    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible, Jeep Commander and Grand Cherokee.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 2% or $7 million to $381 million for the first quarter of 2008 compared to $388 million for the first quarter of 2007.
    In the first quarter of 2008 the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   the Peugeot A58;
    -   the Landrover Freelander;
    -   the Audi A5;
    -   the Cadillac BRX and Saab 9-4X;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   the Ford F-Series; and
    -   the MINI Cooper.

    In the first quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Saturn Vue;
    -   GM's full-size pickups;
    -   the MINI Cooper;
    -   the Dodge Grand Caravan and Chrysler Town & Country; and
    -   the Ford Flex.

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

    Gross Margin

    Gross margin decreased $5 million to $838 million for the first quarter of 2008 compared to $843 million for the first quarter of 2007 and gross margin as a percentage of total sales decreased to 12.7% for the first quarter of 2008 compared to 13.1% for the first quarter of 2007. The 0.4% decrease in gross margin as a percentage of total sales was primarily as a result of:

    - lower gross margin earned as a result of a decrease in production volumes for certain programs;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    - the end of production of the Chrysler Voyager at our Graz assembly facility;
    - operational inefficiencies and other costs at certain facilities, in particular at certain interior facilities in North America; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain facilities;
    - the decrease in complete vehicle assembly sales which has a lower gross margin than our consolidated average; and
    - incremental gross margin earned on new programs that launched during or subsequent to the first quarter of 2007.

    Depreciation and Amortization

    Depreciation and amortization costs increased 8% or $16 million to $219 million for the first quarter of 2008 compared to $203 million for the first quarter of 2007. The increase in depreciation and amortization was primarily as a result of:

    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    - the launch of new programs during or subsequent to the first quarter of 2007;
    - accelerated depreciation on certain program specific assets in North America; and
    -   an increase in assets employed to support the growth of our business.

    These factors were partially offset by:

    - the sale or disposition of certain facilities subsequent to the first quarter of 2007; and
    - the write-down of certain assets subsequent to the first quarter of 2007.

    Selling, General and Administrative ("SG&A")

    SG&A expense as a percentage of sales was 5.4% for the first quarter of 2008, unchanged from the first quarter of 2007. SG&A expense increased 3% or $9 million to $359 million for the first quarter of 2008 compared to $350 million for the first quarter of 2007. The increase in SG&A expense was primarily as a result of:

    - an increase in reported U.S. dollar SG&A expense due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    - a $17 million impairment of our investments in ABCP, see "Cash Resources" section below;
    - higher infrastructure costs to support the increase in sales, including spending related to programs that launched during or subsequent to the first quarter of 2007; and
    -   higher employee profit sharing and incentive compensation.

    These factors were partially offset by:

    -   reduced spending at certain facilities;
    -   the reduction of capital taxes in Canada; and
    - the sale or disposition of certain facilities during or subsequent to the first quarter of 2007.

    Earnings before Interest and Taxes ("EBIT")(1)

                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    North America                      $       147  $       146       +   1%
    Europe                                     119          120       -   1%
    Rest of World                                7            5       +  40%
    Corporate and Other                         (6)          25       - 124%
    -------------------------------------------------------------------------
    Total EBIT                         $       267  $       296       -  10%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest income.


    North America

    EBIT in North America increased 1% or $1 million to $147 million for the first quarter of 2008 compared to $146 million for the first quarter of 2007 primarily as a result of:

    -   an increase due to the currency translation;
    - incremental margin earned on new programs that launched during or subsequent to the first quarter of 2007;
    -   productivity and efficiency improvements at certain facilities;
    -   lower affiliation fees paid to corporate; and
    - the sale and/or closure of certain divisions during or subsequent to the first quarter of 2007.

    These factors were partially offset by:

    - lower earnings as a result of a decrease in production volumes for certain programs;
    - operational inefficiencies and other costs at certain facilities, in particular at certain interiors and powertrain facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.

    Europe

    EBIT in Europe decreased 1% or $1 million to $119 million for the first quarter of 2008 compared to $120 million for the first quarter of 2007 primarily as a result of:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - increased margins earned on production programs that launched during or subsequent to the first quarter of 2007;
    - productivity and efficiency improvements at certain facilities, in particular at certain interiors facilities;
    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar; and
    - the sale and/or closure of certain divisions subsequent to the first quarter of 2007.

    Rest of World

    Rest of World EBIT increased $2 million to $7 million for the first quarter of 2008 compared to $5 million for the first quarter of 2007 primarily as a result of:

    - additional margin earned on the increase in production sales discussed above; and
    - improved operating efficiencies at certain facilities, primarily in China and South Africa.

    These factors were partially offset by a decrease in equity income earned on our 41% interest in Shin Young Metal Ind. Co. and costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT declined $31 million to a loss of $6 million for the first quarter of 2008 compared to earnings of $25 million for the first quarter of 2007 primarily as a result of:

    - the impairment of our investment in ABCP as discussed in the "Cash Resources" section below;
    -   increased incentive compensation;
    -   higher charitable donations; and
    -   a decrease in affiliation fees earned from our divisions.

    Interest Income, net

    During the first quarter of 2008, we earned net interest income of $19 million, compared to $9 million for the first quarter of 2007. The $10 million increase in net interest income is as a result of:

    - an increase in interest income earned, including interest earned on the net cash received from the Arrangement; and
    - a reduction in interest expense, primarily as a result of the repayment in January 2008 of the fourth series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG").

    Operating Income

    Operating income decreased 6% or $19 million to $286 million for the first quarter of 2008 compared to $305 million for the first quarter of 2007. This decrease in operating income is the result of the decrease in EBIT partially offset by the increase in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 28.3% for the first quarter of 2008 compared to 29.1% for the first quarter of 2007. The decrease in the effective income tax rate is primarily as a result of:

    -   a decrease in income tax rates in Canada and Germany; and
    - a decrease in losses not benefited, primarily at certain interior systems facilities in Europe.

    Net Income

    Net income decreased by 5% or $11 million to $207 million for the first quarter of 2008 compared to $218 million for the first quarter of 2007. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above.

    Earnings per Share

                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                            $      1.80  $      2.00       -  10%
      Diluted                          $      1.78  $      1.96       -   9%
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and Class B
     Shares outstanding (millions)
      Basic                                  114.8        109.0       +   5%
      Diluted                                117.2        111.8       +   5%
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share decreased 9% or $0.18 to $1.78 for the first quarter of 2008 compared to $1.96 for the first quarter of 2007. The decrease in diluted earnings per share is the result of a decrease in net income combined with an increase in the weighted average number of diluted shares outstanding during the quarter.
    The increase in the weighted average number of diluted shares outstanding was primarily the result of Class A Subordinate Voting Shares that were issued in the third quarter of 2007 related to the Arrangement and stock options exercised during or subsequent to the first quarter of 2007, partially offset by the purchase and cancellation of Class A Subordinate Voting Shares under the terms of our SIB, which was fully completed in 2007, as well as our ongoing NCIB.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the first quarter of 2008 was 15.4%, a decrease from 18.8% for the first quarter of 2007.
    The 3.4% decrease in ROFE was as a result of a decrease in EBIT, as described above, combined with a $672 million increase in average funds employed for the first quarter of 2008 compared to the first quarter of 2007. The increase in our average funds employed was primarily as a result of:

    <<
    - the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
    - an increase in our long-term investments due to the reclassification of ABCP as discussed in the "Cash Resources" section below.

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Net income                         $       207  $       218
    Items not involving current
     cash flows                                235          197
    -------------------------------------------------------------------------
                                               442          415  $        27
    Changes in non-cash operating
     assets and liabilities                   (218)        (150)
    -------------------------------------------------------------------------
    Cash provided from operating
     activities                        $       224  $       265  $       (41)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $27 million to $442 million for the first quarter of 2008 compared to $415 million for the first quarter of 2007. The increase in cash flow from operations was due to a $38 million increase in items not involving current cash flows partially offset by an $11 million decrease in net income, as discussed above. Items not involving current cash flows are comprised of the following:

                                                        For the three months
                                                              ended March 31,
                                                    -------------------------
                                                           2008         2007
    -------------------------------------------------------------------------

    Depreciation and amortization                   $       219  $       203
    Equity income                                            (7)          (6)
    Future income taxes and non-cash portion
     of current taxes                                       (23)         (21)
    Other non-cash charges                                   46           21
    -------------------------------------------------------------------------
    Items not involving current cash flows          $       235  $       197
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The $25 million increase in other non-cash charges is primarily as a result of:

    - a $17 million impairment of a portion of our investments in ABCP as discussed in the "Cash Resources" section below;
    - a $5 million increase in dividends received from equity accounted investments; and
    -   a $3 million increase in other asset amortization.

    Cash invested in non-cash operating assets and liabilities amounted to $218 million for the first quarter of 2008 compared to $150 million for the first quarter of 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

                                                        For the three months
                                                              ended March 31,
                                                    -------------------------
                                                           2008         2007
    -------------------------------------------------------------------------

    Accounts receivable                             $      (413) $      (455)
    Inventory                                               (50)         (61)
    Prepaid expenses and other                               (1)          (4)
    Accounts payable and other accrued liabilities          383          362
    Income taxes payable                                   (129)          11
    Deferred revenue                                         (8)          (3)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets
     and liabilities                                $      (218) $      (150)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in accounts receivable in the first quarter of 2008 was primarily due to an increase in production receivables related to higher production sales, in particular during the month of March compared to the month of December, since December typically has relatively less sales due to lower OEM production schedules. In addition to the increase in production sales, payments from several customers occurred prior to quarter end in December 2007, whereas similar payments were received subsequent to the March 2008 quarter end. The increase in accounts payable and other accrued liabilities was primarily due to the increase in production in March 2008 compared to December 2007. The decrease in income taxes payable was primarily due to the payment of our 2007 income tax balance in Canada.

    Capital and Investment Spending

                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Fixed assets                       $      (128) $      (125)
    Other assets                               (32)         (20)
    -------------------------------------------------------------------------
    Fixed and other assets additions          (160)        (145)
    Purchase of subsidiaries                    (8)         (46)
    Proceeds from disposals                      6           15
    -------------------------------------------------------------------------
    Cash used in investing activities  $      (162) $      (176) $        14
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed and other assets additions

    In the first quarter of 2008 we invested $128 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2008 was for manufacturing equipment for programs that launched during the first quarter of 2008, or will be launching subsequent to the first quarter of 2008.
    In the first quarter of 2008, we invested $32 million in other assets related primarily to fully reimbursable planning and engineering costs for programs that will be launching during or subsequent to 2008.

    Purchase of subsidiaries

    During the first quarter of 2008, we acquired two small electronics facilities for cash consideration of $8 million.
    During the first quarter of 2007, we acquired two facilities from Pressac for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

    Proceeds from disposal

    Proceeds from disposal in the first quarter of 2008 and 2007 were $6 million and $15 million, respectively, which represent normal course fixed and other asset disposals.

    <<
    Financing

                                           For the three months
                                                 ended March 31,
                                       -------------------------
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Repayments of debt                 $       (76) $       (56)
    Issues of debt                               2           23
    Issues of Class A Subordinate
     Voting Shares                               -            4
    Repurchase of Class A Subordinate
     Voting Shares                            (113)           -
    Cash dividends paid                        (41)         (21)
    -------------------------------------------------------------------------
    Cash used in financing activities  $      (228) $       (50) $      (178)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in the first quarters of 2007 and 2008 include the repayment of the third and fourth series, respectively, of senior unsecured notes issued in connection with the NVG acquisition.
    During the first quarter of 2007, we received cash proceeds of $4 million on the exercise of stock options for Class A Subordinate Voting Shares.
    During the first quarter of 2008, we purchased 1.6 million Class A Subordinate Voting Shares for an aggregate purchase price of $113 million in relation to our NCIB, as discussed above.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.36 for the first quarter of 2008 compared to $0.19 for the first quarter of 2007.

    Financing Resources

                                             As at        As at
                                          March 31, December 31,
                                              2008         2007       Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                $        85  $        89
      Long-term debt due within
       one year                                312          374
      Long-term debt                           339          337
    -------------------------------------------------------------------------
                                               736          800
    Shareholders' equity                     8,729        8,642
    -------------------------------------------------------------------------
    Total capitalization               $     9,465  $     9,442  $        23
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by $23 million to $9.47 billion at March 31, 2008 compared to $9.44 billion at December 31, 2007. The increase in capitalization was a result of an $87 million increase in shareholders' equity, partially offset by a $64 million decrease in liabilities.
    The decrease in liabilities is primarily as a result of the repayment of the fourth series of our senior unsecured notes related to the NVG acquisition.
    The increase in shareholders' equity was primarily as a result of:

    - net income earned during the first quarter of 2008 (as discussed above); and
    - a $50 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar and euro, each against the U.S. dollar between December 31, 2007 and March 31, 2008.

    These factors were partially offset by:

    - the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and
    -   dividends paid during the first quarter of 2008.
    >>

    Cash Resources

    During the first quarter of 2008, our cash resources decreased by $122 million to $2.8 billion as a result of the cash used in investing and financing activities, partially offset by the cash provided from operating activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available.
    At March 31, 2008, we held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents. At March 31, 2008, the carrying value of this investment was Cdn$104 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of our 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.
    During the first quarter of 2008, we recorded a $17 million impairment charge related to our investment in ABCP due to a widening of the spread between the anticipated return on the restructuring notes (the "Notes") that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first quarter of 2008 was primarily due to:

    <<
    - the anticipated downgrade of the Notes' credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and
    - the widening of market credit spreads as a result of deterioration in credit markets during the quarter.

    Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP, which could impact our earnings.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at April 30, 2008 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                114,519,203
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              2,935,590
    -------------------------------------------------------------------------
                                                                 118,551,382
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. Subsequent to March 31, 2008 all or part of the 6.5% Convertible Subordinated Debentures are redeemable at our option.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
    >>

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2008 that are outside the ordinary course of our business. Refer to our MD&A included in our 2007 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $29 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

    RELATED PARTIES
    -------------------------------------------------------------------------

    On March 31, 2008, we received notice from MI Developments Inc. ("MID") advising that certain of MID's shareholders representing a majority of its Class A Subordinate Voting Shares and Class B Shares (including entities associated with Mr. Stronach, Magna's Chairman) had submitted a reorganization proposal to MID (the "Proposal") and asking us to consider participating in the Proposal. The Proposal currently proposes that Magna's participation would include the guarantee of a $1.0 billion five-year term loan of New MID, a new company to which the real estate business of MID will be transferred, in exchange for a guarantee fee that would be reinvested in exchange for a 10% equity interest in New MID.
    A special committee of our Board of Directors is currently reviewing the Proposal, and accordingly we have not yet made any commitment to participate. The Proposal is also conditional on a number of factors outside our control, including: (i) approval by MID's Special Committee and Board of Directors;
(ii) applicable MID shareholder and regulatory approvals; (iii) dissent rights not being exercised by holders of more than a specified percentage of the MID Class A Subordinate Voting Shares; (iv) finalization of definitive documentation; and (v) securing New MID's loan facilities on terms acceptable to it.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 24 of our 2007 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------

    There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                                          Three months ended
                                                                    March 31,
                                                    -------------------------
                                              Note         2008         2007
    -------------------------------------------------------------------------

    Sales                                           $     6,622  $     6,423
    -------------------------------------------------------------------------

    Cost of goods sold                                    5,784        5,580
    Depreciation and amortization                           219          203
    Selling, general and administrative          5          359          350
    Interest income, net                                    (19)          (9)
    Equity income                                            (7)          (6)
    -------------------------------------------------------------------------
    Income from operations before income taxes              286          305
    Income taxes                                             79           87
    -------------------------------------------------------------------------
    Net income                                              207          218
    Other comprehensive income:                  8
      Net realized and unrealized gains on
       translation of net investment in
       foreign operations                                    50           56
      Repurchase of shares                                  (15)           -
      Net unrealized (losses) gains on
       cash flow hedges                                     (13)           2
      Reclassifications of net (gains) losses
       on cash flow hedges to net income                     (5)           5
    -------------------------------------------------------------------------
    Comprehensive income                            $       224  $       281
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share:
      Basic                                         $      1.80  $      2.00
      Diluted                                       $      1.78  $      1.96
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A Subordinate
     Voting or Class B Share                        $      0.36  $      0.19
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     during the period (in millions):
      Basic                                               114.8        109.0
      Diluted                                             117.2        111.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                                    March 31,
                                                    -------------------------
                                                           2008         2007
    -------------------------------------------------------------------------

    Retained earnings, beginning of period          $     3,526  $     3,773
    Net income                                              207          218
    Dividends on Class A Subordinate Voting
     and Class B Shares                                     (41)         (21)
    Repurchase of Class A Subordinate
     Voting Shares                               6          (45)           -
    -------------------------------------------------------------------------
    Retained earnings, end of period                $     3,647  $     3,970
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                                    March 31,
                                                    -------------------------
                                              Note         2008         2007
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                                      $       207  $       218
    Items not involving current cash flows                  235          197
    -------------------------------------------------------------------------
                                                            442          415
    Changes in non-cash operating assets
     and liabilities                                       (218)        (150)
    -------------------------------------------------------------------------
                                                            224          265
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                  (128)        (125)
    Purchase of subsidiaries                                 (8)         (46)
    Increase in investments and other assets                (32)         (20)
    Proceeds from disposition                                 6           15
    -------------------------------------------------------------------------
                                                           (162)        (176)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                                      (76)         (56)
    Issues of debt                                            2           23
    Issues of Class A Subordinate Voting Shares               -            4
    Repurchase of Class A Subordinate
     Voting Shares                                         (113)           -
    Dividends                                               (41)         (21)
    -------------------------------------------------------------------------
                                                           (228)         (50)
    -------------------------------------------------------------------------

    Effect of exchange rate changes on cash
     and cash equivalents                                    44           29
    -------------------------------------------------------------------------

    Net (decrease) increase in cash and cash
     equivalents during the period                         (122)          68
    Cash and cash equivalents, beginning of period        2,954        1,885
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period        $     2,832  $     1,953
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                       March 31, December 31,
                                              Note         2008         2007
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                       $     2,832  $     2,954
    Accounts receivable                                   4,452        3,981
    Inventories                                           1,766        1,681
    Prepaid expenses and other                              132          154
    -------------------------------------------------------------------------
                                                          9,182        8,770
    -------------------------------------------------------------------------
    Investments                                  2          255          280
    Fixed assets, net                                     4,279        4,307
    Goodwill                                              1,248        1,237
    Future tax assets                                       313          280
    Other assets                                            477          469
    -------------------------------------------------------------------------
                                                    $    15,754  $    15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $        85  $        89
    Accounts payable                                      3,814        3,492
    Accrued salaries and wages                              634          544
    Other accrued liabilities                    3        1,000          911
    Income taxes payable                                    154          248
    Long-term debt due within one year                      312          374
    -------------------------------------------------------------------------
                                                          5,999        5,658
    -------------------------------------------------------------------------
    Deferred revenue                                         55           60
    Long-term debt                                          339          337
    Other long-term liabilities                             411          394
    Future tax liabilities                                  221          252
    -------------------------------------------------------------------------
                                                          7,025        6,701
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                6
      Class A Subordinate Voting Shares
        (issued: 113,791,991; December 31, 2007
         - 115,344,184)                                   3,659        3,708
      Class B Shares
        (convertible into Class A Subordinate
         Voting Shares)
        (issued: 726,829)                                     -            -
    Contributed surplus                          7           56           58
    Retained earnings                                     3,647        3,526
    Accumulated other comprehensive income       8        1,367        1,350
    -------------------------------------------------------------------------
                                                          8,729        8,642
    -------------------------------------------------------------------------
                                                    $    15,754  $    15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2007 audited consolidated financial statements and notes included in the Company's 2007 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as disclosed in the December 31, 2007 annual consolidated financial statement, except the Company prospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3031, "Inventories", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2008 and the results of operations and cash flows for the three-month periods ended March 31, 2008 and 2007.

    2.  INVESTMENTS

        At March 31, 2008, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents. At March 31, 2008, the carrying value of this investment was Cdn$104 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of the Company's 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

        During the first quarter of 2008, the Company recorded a $17 million impairment charge due to a widening of the spread between the anticipated return on the restructuring notes (the "Notes") that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first quarter of 2008 was primarily due to:

        - the anticipated downgrade of the Notes' credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and

        - the widening of market credit spreads as a result of deterioration in credit markets during the quarter.

        Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company's investment in ABCP, which could impact the Company's earnings.

    3.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                           2008         2007
        ---------------------------------------------------------------------

        Balance, beginning of period                $       103  $        94
        Expense, net                                         10            3
        Settlements                                         (11)          (6)
        Acquisition                                           -            1
        Foreign exchange and other                            3            1
        ---------------------------------------------------------------------
        Balance, March 31,                          $       105  $        93
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    4.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                                          Three months ended
                                                                    March 31,
                                                    -------------------------
                                                           2008         2007
        ---------------------------------------------------------------------

        Defined benefit pension plan and other      $         5  $         6
        Termination and long service arrangements             9            6
        Retirement medical benefits plan                      3            2
        ---------------------------------------------------------------------
                                                    $        17  $        14
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                              2008                          2007
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                     Number of                     Number of
                     Number            options     Number            options
                        of  Exercise     exer-        of  Exercise     exer-
                    options  price(i)  cisable    options  price(i)  cisable
    -------------------------------------------------------------------------

    Beginning
     of period    2,942,203   82.66  2,912,877  4,087,249   77.45  3,811,336
    Granted           5,000   74.50          -          -       -          -
    Exercised        (1,230)  55.00     (1,230)   (74,082)  63.21    (74,082)
    Cancelled       (10,000)  97.47    (10,000)    (7,306)  73.64     (4,400)
    Vested                -       -     10,326          -       -     55,443
    -------------------------------------------------------------------------
    March 31      2,935,973   82.61  2,911,973  4,005,861   77.72  3,788,297
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
            (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.


            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                          Three months ended
                                                               March 31,
                                                    -------------------------
                                                           2008         2007
            -----------------------------------------------------------------

            Risk-free interest rate                       3.56%            -
            Expected dividend yield                       2.02%            -
            Expected volatility                             22%            -
            Expected time until exercise                4 years            -
            -----------------------------------------------------------------

            Weighted average fair value of
             options granted or modified in
             the period (Cdn$)                      $     13.65            -
            -----------------------------------------------------------------

            Compensation expense recorded in
             selling, general and administrative
             expenses                               $         -  $         1
            -----------------------------------------------------------------

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows:

                                                          Three months ended
                                                               March 31,
                                                    -------------------------
                                                           2008         2007
            -----------------------------------------------------------------
            Class A Subordinate Voting Shares
             awarded and not released                   823,477      907,495
            -----------------------------------------------------------------
            Reduction in stated value of Class A
             Subordinate Voting Shares              $        51  $        54
            -----------------------------------------------------------------
            Compensation expense recorded in
             selling, general and administrative
             expenses                               $         2  $         1
            -----------------------------------------------------------------
            Unamortized compensation expense
             recorded as a reduction of
             shareholders' equity                   $        35  $        41
            -----------------------------------------------------------------

    6.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month period ended March 31, 2008 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                    -------------------------
                                                      Number of       Stated
                                                         shares        value
            -----------------------------------------------------------------

            Issued and outstanding at December 31,
             2007                                   115,344,184  $     3,708
            Repurchase and cancellation (b)          (1,555,900)         (51)
            Issued under the Incentive Stock
             Option Plan                                  1,230            -
            Issued under the Dividend Reinvestment
             Plan                                         2,477            -
            Release of restricted stock                       -            4
            Repurchase (b)                                    -           (2)
            -----------------------------------------------------------------
            Issued and outstanding at March 31,
             2008                                   113,791,991  $     3,659
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) On November 8, 2007, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") relating to the purchase for cancellation and/or for purposes of the Company's long-term retention (restricted stock), restricted stock unit ("RSU") and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company (the "Bid"), representing approximately 9.9% of its public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737, for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, for purchases on the New York Stock Exchange ("NYSE").

            During the three months ended March 31, 2008, the Company purchased for cancellation 1.6 million Class A Subordinate Voting Shares for aggregate cash consideration of $111 million. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $45 million was charged to retained earnings.

            During the three months ended March 31, 2008, the Company also purchased 30,188 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $2 million. These shares are being held in trust for purposes of the Company's restricted stock unit program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (c) The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at April 30, 2008 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        114,519,203
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      2,935,590
            -----------------------------------------------------------------
                                                                 118,551,382
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. Subsequent to March 31, 2008 all or part of the 6.5% Convertible Subordinated Debentures are redeemable at the Company's option.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to the Company's stock option plans.

    7.  CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                           2008         2007
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period              $        55  $        62
          Stock-based compensation expense                    2            2
          Exercise of options                                 -           (1)
          Release of restricted stock                        (4)          (3)
        ---------------------------------------------------------------------
          Balance, March 31,                                 53           60
        Holders' conversion option                            3            3
        ---------------------------------------------------------------------
                                                    $        56  $        63
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                          Three months ended
                                                               March 31,
                                                    -------------------------
                                                           2008         2007
        ---------------------------------------------------------------------
        Accumulated net unrealized gains on
         translation of net investment in foreign
         operations
          Balance, beginning of period              $     1,360  $       814
          Repurchase of shares (note 6)                     (15)           -
          Net unrealized gains on translation of
           net investment in foreign operations              50           56
        ---------------------------------------------------------------------
          Balance, end of period                          1,395          870
        ---------------------------------------------------------------------

        Accumulated net unrealized (loss) gain
         on cash flow hedges
          Balance, beginning of period(i)                   (10)           -
          Net unrealized (losses) gains on
           cash flow hedges(ii)                             (13)           2
          Reclassifications of net (gains) losses
           on cash flow hedges to net income(iii)            (5)           5
          Adjustment for change in accounting
           policy(iv)                                         -           (3)
        ---------------------------------------------------------------------
          Balance, end of period                            (28)           4
        ---------------------------------------------------------------------
        Total accumulated other comprehensive
         income                                     $     1,367  $       874
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i)   Net of income tax benefit of $4 million as at March 31, 2008.
        (ii) Net of income tax benefit of $6 million for the three months ended March 31, 2008 (2007 - expense $1 million).
        (iii) Net of income tax benefit of $2 million for the three months ended March 31, 2008 (2007 - expense $2 million).
        (iv) Net of income tax benefit of $1 million for the three months ended March 31, 2007.

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is a $10 million loss (net of income tax benefit of $4 million).

    9.  CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:
                                                       March 31, December 31,
                                                           2008         2007
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                         $        85  $        89
          Long-term debt due within one year                312          374
          Long-term debt                                    339          337
        ---------------------------------------------------------------------
                                                            736          800
        Shareholders' equity                              8,729        8,642
        ---------------------------------------------------------------------
        Total capitalization                        $     9,465  $     9,442
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Debt to total capitalization                       7.8%         8.5%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    10. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                       March 31, December 31,
                                                           2008         2007
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents             $     2,832  $     2,954
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Severance investments                 $        10  $        10
              Investment in ABCP                            102          121
            -----------------------------------------------------------------
                                                    $       112  $       131
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and Receivables
              Accounts receivable                   $     4,452  $     3,981
              Long-term receivables included in
               other assets                                 111          128
            -----------------------------------------------------------------
                                                    $     4,563  $     4,109
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                     $        85  $        89
              Accounts payable                            3,814        3,492
              Accrued salaries and wages                    634          544
              Other accrued liabilities                   1,000          911
              Income taxes payable                          154          248
              Long-term debt (including portion
               due within one year)                         651          711
            -----------------------------------------------------------------
                                                    $     6,338  $     5,995
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            Fair value information is not readily determinable for the Company's investment in ABCP. At March 31, 2008, the Company adjusted the carrying value of its investment in ABCP to its estimated fair value (note 2).

            Long-term debt

            The fair values of the Company's long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held to maturity investments includes an investment in ABCP (note 2). Given the continuing uncertainties regarding:
            (i) the value of the underlying assets; (ii) the amount and timing of cash flows; and (iii) the successful restructuring of the ABCP, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments are invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government, corporation or major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, the Company's three largest customers are rated as below investment grade by credit rating agencies, and in the event that they are unable to satisfy their financial obligations or seek protection from their creditors, the Company may incur additional expenses as a result of such credit exposure.

            For the three months ended March 31, 2008, sales to the Company's five largest customers represented 78% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company's exposure to overdue accounts receivable does not represent a material credit risk to the Company.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at March 31, 2008, this foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its long-term instruments as the interest rates on these instruments are fixed.

    11. SEGMENTED INFORMATION

                                           Three months ended
                                             March 31, 2008
                          ---------------------------------------------------
                                                                       Fixed
                                Total     External                    assets,
                                sales        sales       EBIT(i)         net
        ---------------------------------------------------------------------
        North America
          Canada          $     1,587  $     1,501               $     1,045
          United States         1,389        1,339                       958
          Mexico                  449          398                       371
          Eliminations           (166)           -                         -
        ---------------------------------------------------------------------
                                3,259        3,238  $       147        2,374
        Europe
          Euroland              2,771        2,717                     1,197
          Great Britain           320          320                        97
          Other European
           countries              252          217                       151
          Eliminations            (64)           -                         -
        ---------------------------------------------------------------------
                                3,279        3,254          119        1,445
        Rest of World             141          128            7          154
        Corporate and Other       (57)           2           (6)         306
        ---------------------------------------------------------------------
        Total reportable
         segments         $     6,622  $     6,622  $       267        4,279
        Current assets                                                 9,182
        Investments,
         goodwill and
         other assets                                                  2,293
        ---------------------------------------------------------------------
        Consolidated
         total assets                                            $    15,754
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                           Three months ended
                                             March 31, 2007
                          ---------------------------------------------------
                                                                       Fixed
                                Total     External                    assets,
                                sales        sales       EBIT(i)         net
        ---------------------------------------------------------------------
        North America
          Canada          $     1,683  $     1,622               $     1,046
          United States         1,475        1,435                     1,076
          Mexico                  341          295                       366
          Eliminations           (135)           -                         -
        ---------------------------------------------------------------------
                                3,364        3,352  $       146        2,488
        Europe
          Euroland              2,563        2,518                     1,036
          Great Britain           286          285                        85
          Other European
           countries              189          171                       119
          Eliminations            (43)           -                         -
        ---------------------------------------------------------------------
                                2,995        2,974          120        1,240
        Rest of World             108           96            5          131
        Corporate and Other       (44)           1           25          227
        ---------------------------------------------------------------------
        Total reportable
         segments         $     6,423  $     6,423  $       296        4,086
        Current assets                                                 7,733
        Investments,
         goodwill and
         other assets                                                  2,060
        ---------------------------------------------------------------------
        Consolidated
         total assets                                            $    13,879
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income before interest income, net.

    12. RELATED PARTIES

        On March 31, 2008, the Company received notice from MI Developments Inc. ("MID") advising that certain of MID's shareholders representing a majority of its Class A Subordinate Voting Shares and Class B Shares (including entities associated with Mr. Stronach, Magna's Chairman) had submitted a reorganization proposal to MID (the "Proposal") and asking Magna to consider participating in the Proposal. The Proposal currently proposes that Magna's participation would include the guarantee of a $1.0 billion five-year term loan of New MID, a new company to which the real estate business of MID will be transferred, in exchange for a guarantee fee that would be reinvested in exchange for a 10% equity interest in New MID.

        A special committee of our Board of Directors is currently reviewing the Proposal, and accordingly the Company has not yet made any commitment to participate. The Proposal is also conditional on a number of factors outside the Company's control, including: (i) approval by MID's Special Committee and Board of Directors; (ii) applicable MID shareholder and regulatory approvals; (iii) dissent rights not being exercised by holders of more than a specified percentage of the MID Class A Subordinate Voting Shares; (iv) finalization of definitive documentation; and (v) securing New MID's loan facilities on terms acceptable to it.

    13. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.